UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58846/October 24, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13186

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In the Matter of   :
                                                :   ORDER MAKING FINDINGS AND
ENTERTAINMENT TECHNOLOGIES &   :   REVOKING REGISTRATIONS AS
  PROGRAMS, INC.,   :   TO FOUR RESPONDENTS
INTER-CON/PC, INC.,   :
TRANS GLOBAL SERVICES, INC.,   :
XCL LTD., and ZYMETX, INC.   :

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      The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 12, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) and the Office of the Secretary have provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents by September 17, 2008, in a manner that complies with Rule 141 of the Commission's Rules of Practice. Respondent Inter-Con/PC, Inc., filed an Answer, and the proceeding is ongoing as to it.

      The other four Respondents have not filed Answers to the OIP. Nor have they replied to an Order to show cause why they should not be held in default, issued on October 1, 2008. Accordingly, these four Respondents are in default. See Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice. As permitted by Rule of Practice 155(a), the following allegations of the OIP are deemed true.

      Entertainment Technologies & Programs, Inc. (ETPI) (CIK No. 922257), is a void Delaware corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ETPI is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2003. On November 6, 2003, ETPI filed a Chapter 7 petition in the United States Bankruptcy Court for the Southern District of Texas, which was still pending as of September 9, 2008. As of September 9, 2008, the common stock of ETPI was quoted on the Pink Sheets, had eight market makers, was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3), and had an average daily trading volume of 16,804 shares for the six months ended September 9, 2008.

Trans Global Services, Inc. (TGSI) (CIK No. 916485), is a void Delaware corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). TGSI is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2002, which reported a net loss of $3,344,183 for the prior year. The audit report accompanying TGSI's Form 10-K for the period ended December 31, 2002 contained a "going concern" paragraph based on the company's recurring losses, working capital deficiency, and accumulated deficit. As of September 9, 2008, the common stock of TGSI was quoted on the Pink Sheets, had seven market makers, was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3), and had an average daily trading volume of 17,088 shares for the six months ended September 9, 2008.

XCL Ltd. (XCLT) (CIK No. 720676) is a void Delaware corporation located in Lafayette, Louisiana, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). XCLT is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1999, which reported a net loss of $6,062,000 for the prior nine months. The auditor's report accompanying XCLT's Form 10-K for the period ended December 31, 1998, included a "going concern" paragraph based on the company's minimal revenues and working capital deficit. As of September 9, 2008, the common stock of XCLT was quoted on the Pink Sheets, had eight market makers, was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3), and had an average daily trading volume of 8,840 shares for the six months ended September 9, 2008.

ZymeTx, Inc. (ZMTX) (CIK No. 921439), is a Delaware corporation located in Oklahoma City, Oklahoma, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ZMTX is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2001, which reported a net loss of $7,931,215 for the prior six months. On November 5, 2002, ZMTX filed a Chapter 11 petition in the United States Bankruptcy Court for the Western District of Oklahoma. The case was terminated on April 9, 2004. As of September 9, 2008, the common stock of ZMTX was quoted on the Pink Sheets, had eight market makers, was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3), and had an average daily trading volume of 4,518 shares for the six months ended September 9, 2008.

These four Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section

12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, these four Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents Entertainment Technologies & Programs, Inc., Trans Global Services, Inc., XCL Ltd., and ZymeTx, Inc., are revoked; and

IT IS FURTHER ORDERED THAT the proceeding remains pending as to Respondent Inter-Con/PC, Inc.

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James T. Kelly
Administrative Law Judge